Annual Report

Cover Page

Name of issuer:

Minds, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 2/11/2011

Physical address of issuer:

PO BOX 7681
Wilton CT 06897

Website of issuer:

https://minds.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,698,400.00	$4,962,764.00
Cash & Cash Equivalents:	$2,449,738.00	$4,864,415.00
Accounts Receivable:	$10,747.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$129,335.00	$120,127.00
Cost of Goods Sold:	$340,925.00	$128,137.00
Taxes Paid:	($488.96)	($2,519.83)
Net Income:	($2,369,003.00)	($1,159,072.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Minds, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John Ottman	Chairman	Solix	2012
Stanton Huntington	General Counsel	Medici Ventures	2019
Bill Ottman	Founder	Minds	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Peter Schwartz	Principal Financial Officer; Comptroller; Principal Accounting Officer	2016
John Ottman	Chairman; Co-founder	2012
Mark Harding	Co-founder; CTO	2012
Jack Ottman	COO	2017
Bill Ottman	Secretary	2011
Bill Ottman	Treasurer	2011
Bill Ottman	CEO	2011
Bill Ottman	President	2011
Bill Ottman	Founder	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Bill Ottman	1000000.0 Common Stock	29.814

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Global markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to effectively compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources than Minds and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Minds' competitors to respond more quickly with new, alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely, and be negatively affected by efforts to build volume or react to competition.

The Company relies on Amazon Web Services for hosting and other third party technology vendors. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third party hosting requirements in order to become independently sustainable.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Until now, Minds has obtained sufficient capital for operations primarily from investors and cash infusions from the founder. Future operations depend on Minds' ability to generate revenue. While Minds may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained. In the two most recent fiscal years ending December 31, 2017, the Company has consumed a total of over $960K in cash. There is no guarantee that, even with significant subsequent cash infusions, the Company will break even or generate positive cash flows.

Minds is dependent upon the continued support and involvement of key management, engineering staff, and employees of all types. Minds' success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which Minds operates. If any of Minds' key personnel were to quit the company or die, the business may be adversely affected.

Although most of our officers are full time, please note that Peter Schwartz is not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Minds harnesses Ethereum ERC-20 tokens and the Ethereum network for transactions. Regulations regarding the use of tokens are subject to change and could impact the progress of the network. MINDS Tokens do not represent any type of securities in Minds, Inc.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

John Ottman is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A-3 Preferred	106,787	106,787	No
Series A-2 Preferred	76,579	76,579	No
Series A-1 Preferred	670,841	670,841	Yes
Common Stock	5,000,000	2,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	500,000

24. Describe the material terms of any indebtedness of the issuer:

As of 12/31/17, drawings under the John Ottman Letter Of Credit were $651,348. Interest under this facility accrues at a simple rate of 8% per annum. Also, as of 12/31/2017, accrued interest payable under this line was $81,169. All drawings and accrued interest under the Letter Of Credit are due and payable at 12/31/2019. The Line of Credit, including any accrued interest, will come due at the earlier of a financing event in excess of $5,000,000, sale of the Company, or the expiration date of the Line Of Credit.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2018	Other	Preferred stock	$6,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Minds is an open source and decentralized social network for Internet freedom, where users earn crypto tokens and fiat currency for their contributions to the network. The tokens can be exchanged for more views on content or sent to other channels as a tip or paid subscription. We're built on a foundation of privacy, transparency, and free expression. As other networks continue to lose the public's faith, Minds has more than doubled since last year, now with 250K+ monthly active users and 2.5M+ registered users.

Our mission is to become the top social network on earth, powered by the people.

Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, monetization and decentralization.

Milestones

Minds, Inc. was incorporated in the State of Delaware in February 2011.

Since then, we have:

- 1.5 million unique monthly visitors, 15 million monthly pageviews
- 2.5 million registered users, 250K+ monthly active users (logged-in)
- 100 million+ monthly impressions served
- 3 million+ token transactions, 250,000+ token holders, 10 million tokens exchanged
- 10% increase in sales year over year and added 2 revenue streams
- Launched revamped UI/UX
- Launched localization infrastructure for all global languages at translate.minds.com
- Raised $6M+ from Medici Ventures in Series A funding round, converting all Wefunder investors to preferred equity!
- 200K+ Thai users migrated to Minds to protect their Internet freedom in May 2020.
- Growing competitor to big tech according to dozens of major media outlets and experts

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $129,335 compared to the year ended December 31, 2018, when the Company had revenues of $120,127. Our gross profit was ($211,591) in fiscal year 2019, compared to ($8,010) in 2018. In 2018 it was lower due to a $100,000 grant from Amazon Web Services.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,698,400, including $2,449,738 in cash. As of December 31, 2018, the Company had $4,962,764 in total assets, including $4,864,414 in cash.
- *Net Loss.* The Company has had net losses of $2,369,003 and net losses of $1,159,072 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $415,112 for the fiscal year ended December 31, 2019 and $304,363 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $7,329,652.86 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Minds, Inc. cash in hand is $2,449,738, as of December 2019. Over the last three months, revenues have averaged $11,000/month, cost of goods sold has averaged $28,000/month, and operational expenses have averaged $175,000/month, for an average burn rate of $197,000 per month. Since the end of 2019 we have reduced our monthly burn to $125,000 and have 18 months of runway. Our intent is to be profitable in 24 months.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://minds.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Bill Ottman
- Jack Ottman
- John Ottman
- Mark Harding
- Peter Schwartz
- Stanton Huntington

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Bill Ottman
- Jack Ottman
- John Ottman
- Mark Harding
- Peter Schwartz
- Stanton Huntington

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Minds, Inc.

By

Bill Ottman

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Peter Schwartz

CFO

6/12/2020

John B Ottman Jr

Chairman
6/12/2020

Mark Harding

CTO
6/12/2020

John B Ottman III

COO
6/12/2020

Bill Ottman

Founder & CEO
6/12/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.